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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67693

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Intellivest Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1540 Chase Ct.

(No. and Street)

Riverdale	GA	30296-2610
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel H. Kolber (678)-595-9746

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC

(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Rd. SE, Ste	Atlanta	GA	30330
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing

FOR OFFICIAL USE ONLY

MAR 20 2020

Washington, DC

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Daniel H. Kolber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intellivest Securities, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President/CEO

Title

VIOLA J BOBB
MY COMMISSION EXPIRES
NOTARY PUBLIC
MAY 12, 2023
FULTON COUNTY GEORGIA

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTELLIVEST SECURITIES, INC.
STATEMENT OF FINANCIAL CONDTION
As of December 31, 2019

ASSETS		
Cash	$34,920	
Other	421	
TOTAL ASSETS	$35,341	
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued expenses	34,500	
TOTAL LIABILITIES	34,500	
STOCKHOLDER'S EQUITY		
Common stock ($1 par, 200 shares Authorized, 100 shares issued and Outstanding)		100
Paid-in capital		32,200
Accumulated deficit		(31,459)
TOTAL STOCKHOLDER'S EQUITY		841
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY		$35,341

See accompanying notes.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Intellivest Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Intellivest Securities, Inc. (the "Company") as of December 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2015.

March 15, 2020
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Intellivest Securities, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Intellivest Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Intellivest Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Intellivest Securities, Inc. stated that Intellivest Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Intellivest Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Intellivest Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 15, 2020
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

INTELLIVEST SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Intellivest Securities, Inc. (the "Company") was incorporated under the laws of the State of Georgia in December 1990, under the name of Atlanta 1996 Advisory Group, Ltd. The Company was granted a name change to Intellivest Securities, Inc. in July 2005. The Company is a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company's primary business is investment banking services and it operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company operates from offices located in Riverdale, Georgia, and its customers are located throughout the United States. The Company's primary source of revenue is success fees arising from event introductions.

The Company does not maintain customer accounts.

Accounting Policies and Use of Estimates

The Company maintains its accounting records on the accrual basis and follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation, and cash flows.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk arising from Cash Deposits in Excess of Insured Limits

The Company maintains cash balances at a high credit quality financial institution and at times may exceed federal insured limits. The Company has not experienced any losses in the account and believes it is not exposed to any significant risks on cash.

Revenue Recognition

The core principle of Revenue from Contracts with Customers (ASC 606) is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC 606 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;

- Allocation of the transaction price to the identified performance obligation (s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes revenue upon completion of a success fee-based transaction as this satisfies the only performance obligation identified in accordance with this standard.

NOTE B - RELATED PARTY TRANSACTIONS

Compensation and benefits within the accompanying statement of operations includes fees paid to a law firm which is solely owned by the Company's sole stockholder. During the year ended December 31, 2019, amounts paid to the law firm, included in compensation and benefits, totaled $134,520. There were no outstanding fees at December 31, 2019.

During July 2007, the Company entered into a Lease and Administrative Services Agreement with the sole stockholder for office space pursuant to rules and regulations of the Financial Regulatory Association (FINRA). There were no payments made under this agreement during the year ended December 31, 2019 as the value of the office premises provided was considered de minimis.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that minimum net capital, as defined, shall not be less than the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company's net capital was $420, which was $4,580 below its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 82.1 to 1.0 at December 31, 2019. Management believes that the Company became compliant with its net capital requirement on March 13, 2020 upon receipt of a capital contribution in the amount of $25,000.

NOTE D - INCOME TAXES

The Company is a C corporation for tax purposes and is subject to income tax under the appropriate sections of the Internal Revenue Code and various sections of the state income tax statutes.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company records deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities, which are measured using the enacted tax rates and laws in effect when the differences are expected to be reversed.

The provision for income taxes is recorded as the current tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The provision for income taxes consists of the following components:

	2019
Current	-
Deferred	-
Total Provision for Income Taxes	-

As of December 31, 2019, the Company has a net operating loss carryforward for income tax purposes that may be used to reduce taxable income of future years of approximately $392,000. A deferred tax asset from the net operating loss carryforward of approximately $98,000 at December 31, 2019 has been fully reserved as there is not more than a 50% chance that it will be realized.

NOTE E - CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company had no litigation in progress at December 31, 2019 except as discussed in Note F.

The Company has an agreement in principle with a law firm that assisted in defending the Company in an arbitration brought forth by two former registered representatives that was resolved in February 2020 (See Note F). The agreement stipulates that the law firm is only entitled to legal fees pertaining to this arbitration in the event that the Company manages to generate future revenues from former customers that were the subject of the aforementioned arbitration. The Company does not consider the possibility of generating such revenues to be probable and the amount of such revenues is unable to be estimated, thus a liability related to this agreement has not been recorded.

NOTE F - SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date the financial statements were issued. The Company was the subject of an arbitration brought forth by two former registered representatives of the Company that was resolved on February 18, 2020 at no cost to the Company, other than the assessment of hearing session fees that have been included in accounts payable and accrued expenses in the accompanying statement of financial condition.

NOTE G – NET LOSS

The Company incurred a significant loss for 2019. The Company's stockholder has represented to the independent registered public accounting firm that he intends to make capital contributions as needed to ensure the Company's survival through at least one year subsequent to the date of their report.

The Company's stockholder expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.